UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-3 (File No. 333-238699) and on Form S-8 (File No. 333-219982 and File No. 333-253826) of Venator Materials PLC, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Notice of Failure to Satisfy a Continued Listing Standard

On November 2, 2022, Venator Materials PLC (the “Company”) received written notice from the NYSE indicating that the Company is no longer in compliance with the continued listing standard set forth in Section 802.01C of the NYSE’s Listed Company Manual because the average closing price of the Company’s ordinary shares was less than $1.00 per share over a consecutive 30 trading-day period. The notice does not result in the immediate delisting of the Company’s ordinary shares from the NYSE.

The Company plans to notify the NYSE by November 16, 2022, that it intends to cure the stock price deficiency and return to compliance with the NYSE continued listing standard. The Company can regain compliance at any time within the six-month cure period following receipt of the NYSE notice if, on the last trading day of any calendar month during the cure period or on the last business day of the six-month cure period, the Company’s ordinary shares have a closing price of at least $1.00 per share and an average closing share price of at least $1.00 over the 30 trading-day period ending on such date. The Company intends to consider available alternatives, including but not limited to a reverse stock split that is subject to shareholder approval, no later than the Company’s next Annual General Meeting of Shareholders, if necessary to cure the stock price non-compliance.

The Company’s ordinary shares will continue to be listed and trade on the NYSE during this period, subject to its compliance with other NYSE continued listing standards.

On November 4, 2022, the Company issued a press release regarding the above matter, a copy of which is furnished herewith as Exhibit 99.1.

On October	Description of Exhibits

99.1	Press Release dated November 4, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Assistant Secretary

Dated: November 4, 2022